SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 000-54863

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc

25-26 Fitzwilliam Hall

Fitzwilliam Place

Dublin 2, Ireland

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON SAVINGS PLAN

Date: June 23, 2014	By:	Eaton Pension Administration Committee

	By:	/s/ K. D. Semelsberger
K. D. Semelsberger
Senior Vice President and Controller
Eaton Corporation

EATON SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2013

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	13

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee—Eaton

We have audited the accompanying Statement of Net Assets Available for Benefits of The EATON SAVINGS PLAN as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

June 23, 2014

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	December 31
	2013	2012
ASSETS
Receivable—Employer contributions	$2,162,084	$1,882,036
Receivable—Employee contributions	4,211,141	3,951,026
Receivable—Interest	99,653	93,640
Receivable—Cooper CoSAV	1,420,690,329	—
Notes receivable from participants	71,380,918	66,258,826

Total Receivables	1,498,544,125	72,185,528

Investments:
Plan interest in Eaton Employee Savings Trust	3,457,138,196	2,831,385,349
Plan interest in Eaton Employee Savings Trust—Eaton Stable Value Fund	178,757,122	165,820,050

Total Investments	3,635,895,318	2,997,205,399

Net Assets Available for Benefits, at Fair Value	5,134,439,443	3,069,390,927

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(2,671,936)	(6,800,372)

Net Assets Available for Benefits	$5,131,767,507	$3,062,590,555

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	Year Ended December 31
	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$56,513,401	$51,674,448
Employee	125,024,605	118,364,556
Rollover	15,842,669	14,493,791

	197,380,675	184,532,795

Plan interest in Eaton Employee Savings Trust investment gain	719,956,171	405,494,653
Interest income	2,892,526	2,896,655

Total Additions before Transfers	920,229,372	592,924,103

Net transfers from other plans	1,424,284,511	5,163,072

Total Additions	2,344,513,883	598,087,175

Deductions from Net Assets Attributed to:
Benefits paid to participants	275,147,822	205,661,353
Administrative expenses	189,109	110,882

Total Deductions	275,336,931	205,772,235

Net Increase	2,069,176,952	392,314,940

Net Assets Available for Benefits:
Beginning of Year	3,062,590,555	2,670,275,615

End of Year	$5,131,767,507	$3,062,590,555

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1	Description of Plan

The following description of The Eaton Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1974, Eaton Corporation (the “Company” or the “Plan Sponsor”) established the Plan. The Company is a subsidiary of Eaton Corporation plc (“Eaton”). The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989 the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton common stock and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). The Plan was amended and restated January 1, 2013.

Eligibility:

A Company employee who is in the regular service of a class of an employee in a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first incurs an hour of service.

Contributions:

Employee Contributions—Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 50% of their compensation. Catch-up contributions (1% to 30%) are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code. Newly hired employees are automatically enrolled in the Plan at a rate of 5% of eligible compensation.

Employer Contributions (Matching)—Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their deferred compensation, plus 50% of the next 2% of deferred compensation.

Employer Contributions (Retirement)—Beginning April 1, 2013, the Plan provides that new members shall be eligible for nonelective 4% Eaton Retirement Contributions, not to exceed 4% of their Eaton retirement compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Employer Contributions, and an allocation of the Plan’s earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested in elective deferrals and Employer Contributions (Matching), subject to certain provisions as defined by the Plan, rollover contributions made to the Plan, and actual earnings thereon.

Vesting in the Employer Contribution (Retirement) portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding any contributions made under a Savings Plan Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

2	Summary of Significant Accounting Policies

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

Basis of Accounting:

The financial statements of the Eaton Savings Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding notes receivable from participants, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily with no restrictions. The common/collective trust and separate accounts have varying investment strategies ranging from mirroring specific market indexes, asset allocation strategies, and bond performance. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

2.	Summary of Significant Accounting Policies, Continued

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2013 and 2012 on behalf of the Plan. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2013	2012
Registered investment companies	$1,645,752,123	$1,313,919,561
Eaton ordinary shares	1,048,869,507	822,553,346
Common collective trusts	613,641,916	546,390,561
U.S. government securities	153,767,779	156,962,857
Guaranteed investment contracts	163,903,309	156,716,046
Interest-bearing cash	71,722,801	56,373,816
Corporate debt instruments	39,869,444	35,545,199
Receivables	3,654,438	51,184,859
Non interest-bearing cash	—	1,172,249
Liabilities	(4,780,828)	(53,049,093)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,819,484)	(7,228,421)

Total Investments	$3,733,581,005	$3,080,540,980

The Plan had a 97.3% and 97.1% interest in the assets of the Master Trust as of December 31, 2013 and 2012, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income (loss) allocated to the participating Plans for the year ended December 31, 2013 and 2012, is as follows:

	2013	2012
Interest and dividend income	$92,864,577	$67,136,102
Net appreciation in fair value of investment funds:
Registered investment companies	275,219,694	135,550,668
Separate accounts	322,813,716	177,099,211
Common collective trusts	46,022,592	35,660,831

	$736,920,579	$415,446,812

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

4	Investments, Continued

At December 31, 2013 and 2012, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (75% and 76%), corporate debt instruments (19% and 17%), interest-bearing and non interest-bearing cash (5% and 6%), and common collective trusts (1% and 1%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2013	2012
EB Money Market Fund	$186,962,482	$177,264,642
Eaton Stable Value Fund	$185,808,857	$169,029,159
Eaton Fixed Income Fund	$204,931,330	$203,963,878
Vanguard Institutional Index	$222,480,203	$169,337,758
Fidelity Contrafund	$229,955,761	$177,241,343
Eaton Common Shares Fund (A unitized fund consisting of Eaton ordinary shares and cash)	$1,078,637,358	$841,590,516

5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the ordinary shares of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2013 and 2012, the Master Trust received $24,468,628 and $24,846,069, respectively, in ordinary share dividends from Eaton.

6	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

6	Benefit-Responsive Investment Fund, Continued

The average market yield of the Fund for 2013 and 2012 was 1.87% and 2.46%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 1.55% and 2.12%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.

7	Transfers In

At the close of business on December 31, 2013 Cooper Industries Cooper Retirement Savings and Stock Ownership Plan was merged into the Eaton Savings Plan. As a result, account balances totaling $1,397,824,695 and $22,865,634 in notes receivables from participants were transferred into the Eaton Savings Plan.

On June 18, 2012, the E.A. Pederson 401(k) was merged in the Eaton Savings Plan. As a result, account balances totaling $5,269,164 and a total of $6,061 in notes receivable from participants were transferred into the Eaton Savings Plan. The balance of the transfers relate to the other Eaton plans.

8	Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

8	Fair Value Measurements, Continued

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by dividing the Total Value of fund Assets by the Total Number of Units of the Fund owned.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$794,563,811	$—	$794,563,811
Balanced funds	239,630,723	—	239,630,723
International equity funds	159,194,674	—	159,194,674
Mid-cap equity funds	144,089,815	—	144,089,815
Bond funds	118,307,582	—	118,307,582
Small-cap equity funds	112,234,298	—	112,234,298
REIT funds	33,583,372	—	33,583,372

Total	1,601,604,275	—	1,601,604,275

Guaranteed investment contracts
Stable value funds	—	178,757,122	178,757,122
Common collective trusts
Money market funds	—	180,152,381	180,152,381
Bond funds	—	76,249,310	76,249,310
Asset allocation funds	—	216,957,603	216,957,603
International equity funds	—	41,102,218	41,102,218
Mid-cap equity funds	—	84,987,003	84,987,003

Total	—	599,448,515	599,448,515

Separate accounts
Company stock funds	—	1,059,513,706	1,059,513,706
Bond funds	—	196,571,700	196,571,700

Total	—	1,256,085,406	1,256,085,406

Total investments at fair value	$1,601,604,275	$2,034,291,043	$3,635,895,318

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$590,779,988	$—	$590,779,988
Balanced funds	207,783,808	—	207,783,808
International equity funds	139,597,649	—	139,597,649
Mid-cap equity funds	95,973,821	—	95,973,821
Bond funds	132,898,234	—	132,898,234
Small-cap equity funds	72,058,442	—	72,058,442
REIT funds	37,209,381	—	37,209,381

Total	1,276,301,323	—	1,276,301,323

Guaranteed investment contracts
Stable value funds	—	165,820,050	165,820,050
Common collective trusts
Money market funds	—	169,646,403	169,646,403
Bond funds	—	110,266,714	110,266,714
Asset allocation funds	—	160,770,164	160,770,164
International equity funds	—	32,483,991	32,483,991
Mid-cap equity funds	—	59,954,345	59,954,345

Total	—	533,121,617	533,121,617

Separate accounts
Company stock funds	—	827,015,461	827,015,461
Bond funds	—	194,946,948	194,946,948

Total	—	1,021,962,409	1,021,962,409

Total investments at fair value	$1,276,301,323	$1,720,904,076	$2,997,205,399

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Savings Plan

EIN 34-0196300

Plan Number 055

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$3,457,138,196
*	Eaton Stable Value Fund - see Footnote 1	Guaranteed Investment Contract	N/A	176,085,186
*	Participant Loans	4.0 - 10.5%; various maturity dates	N/A	71,380,918

				$3,704,604,300

Footnote 1 - denotes contract value

* Party-in-interest to the Plan.